UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of January 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Trading Statement



19 January 2005


Trading update


Pearson is today providing a scheduled trading update ahead of our 2004 preliminary results announcement on 28 February 2005.


Pearson remains on track to achieve underlying progress in earnings, cash and return on invested capital in 2004. We expect to report adjusted earnings per share of approximately 30p and substantial growth in free cash flow. We continue to expect a significant acceleration in our financial performance in 2005, driven by a strong outlook for our education business.


Pearson Education and the FT Group ended 2004 in line with our expectations, with our Higher Education business growing ahead of its industry for the sixth straight year and the Financial Times breaking even in the fourth quarter. Penguin suffered as tough trading conditions persisted through the holiday season, particularly in US mass market and backlist titles.


We expect a reduction in our interest and tax charges compared with 2003. The full year average exchange rate was GBP1:$1.83 (against GBP1:$1.63 in 2003), which will reduce our adjusted earnings per share by approximately 4p compared with last year.


We are also announcing today that we have voted our shares in MarketWatch, Inc. in favour of Dow Jones's proposed acquisition of MarketWatch. We expect to receive proceeds of approximately $100 million on completion of the transaction.


For more information:


Luke Swanson/ Charlotte Elston + 44 (0) 20 7010 2310



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 19 January 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary